Exhibit 99.1

Press Release	October 27, 2016

CNOVA N.V.

Shareholders approve the reorganization of

CNOVA N.V.’s Brazilian activities within Via Varejo

AMSTERDAM, October 27, 2016, 22:01 CEST — Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) announces that, at an extraordinary general meeting (the “EGM”) held today, its shareholders approved the reorganization of the Company’s Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), within Via Varejo S.A. (the “Reorganization”), as previously recommended by the Transaction Committee of the Company’s Board of Directors. In addition, all other resolutions on the EGM agenda were adopted. The EGM voting results can be found on the Company’s website, www.cnova.com, and have also been provided to the United States Securities and Exchange Commission on a report of foreign private issuer on Form 6-K.

With the EGM approval, Cnova and Via Varejo expect the Reorganization to be completed on October 31, 2016. As consideration for the Reorganization, Via Varejo has agreed to:

•                  make a cash payment to Cnova of R$16.5 million, subject to customary closing adjustments;

•                  cause Cnova Brazil to repay its loan from Cnova in the amount of approximately R$526.9 million; and

•                  transfer to Cnova the 96,790,798 Cnova ordinary shares held by Via Varejo, which Cnova will then cancel.

Based on current foreign exchange and other assumptions, Cnova expects to recognize an extraordinary capital gain of approximately €500 million as a result of the Reorganization. The increase in shareholders’ equity resulting from the Reorganization capital gain recorded in discontinued activities is expected to be mostly offset by the cancellation of the 96,790,798 Cnova ordinary shares after their transfer by Via Varejo.

In accordance with the reorganization agreement, upon completion of the Reorganization, Mr. Peter Estermann, Via Varejo’s Chief Executive Officer, will resign from his position as non-executive director and Chairman of the Cnova Board of Directors. Following Mr. Estermann’s resignation, the Company’s Board will consist of 9 members. Didier Lévêque and Ronaldo Iabrudi dos Santos Pereira will continue to serve as Vice-Chairmen of the Cnova Board of Directors.

Furthermore, Cnova has been informed by its parent company, Casino, Guichard-Perrachon (“Casino”), that once the Reorganization has been definitely completed, Casino will launch simultaneous tender offers in the United States and France to acquire the Cnova shares outstanding on the NASDAQ and Euronext Paris, at a price of $5.50 per share and an equivalent amount in Euros.

Casino has also indicated to Cnova that:

•                  Casino will file the draft information memorandum relating to the French tender offer with the Autorité des marchés financiers (“AMF”) in the second half of November 2016;

•                  Once the AMF has granted the required approvals, Casino will launch the tender offers simultaneously in the United States and in France.

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Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via state-of-the-art e-tail Cdiscount websites in France and the Ivory Coast. Cnova N.V.’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by the Company’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others:  the ability to complete the corporate reorganization in Brazil (the “Reorganization”) and other transactions and the timing of completion of the Reorganization and such other transactions; the effect of the announcement of the Reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); the occurrence of any other event, change or other circumstance that could give rise to the termination of the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Investors are advised to read the tender offer statement of Cnova’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) when it becomes available because it will contain important information.

The potential tender offers by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith have not commenced. When the offer is commenced, Casino will file a tender offer statement on Schedule TO with the SEC, Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer, Casino will file a draft tender offer memorandum (projet de note d’information) with the French Autorité des marchés financiers (“AMF”) and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of its board of directors, with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova. Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com. In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com. Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website: www.sec.gov and on the AMF’s website: www.amf-france.org. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.